UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Coconut Palm Acquisition Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

191885201

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

  April 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 191885201

1	NAME OF REPORTING PERSON Paulson & Co. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,187,579
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,187,579
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,187,579
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 191885201

1	NAME OF REPORTING PERSON Paulson Advantage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 447,292
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 447,292
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 447,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 191885201

1	NAME OF REPORTING PERSON Paulson Advantage Plus, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 473,028
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 473,028
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 473,028
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 191885201

1	NAME OF REPORTING PERSON Paulson Advantage Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,451,919
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,451,919
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,451,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 191885201

1	NAME OF REPORTING PERSON Paulson Advantage Plus Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,361,179
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,361,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,361,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 191885201

1	NAME OF REPORTING PERSON John Paulson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,187,579
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,187,579
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,187,579
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 2 is filed with respect to the shares of the common stock, $0.0001 par value (the "Common Stock"), of Coconut Palm Acquisition Corp., a Delaware corporation (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of April 3, 2007 and amends and supplements the Schedule 13D filed originally on March 8, 2007, as amended (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:

•	Paulson & Co. Inc. (“Paulson”);
•	Paulson Advantage, L.P. (“Advantage L.P.”);
•	Paulson Advantage Plus, L.P. (“Advantage Plus L.P.”);
•	Paulson Advantage Ltd. (“Advantage Ltd.”);
•	Paulson Advantage Plus Ltd. (“Advantage Plus Ltd.”); and
•	John Paulson

Item 3.	Source and Amount of Funds or Other Consideration

The consideration for the purchase of the shares of Common Stock reported herein by the Reporting Persons was derived from available capital of the Funds managed by Paulson, and a total of approximately $29,639,744 was paid to acquire such shares.

Item 5.	Interest in Securities of the Issuer

(a-b) Collectively, the Reporting Persons beneficially own 9,187,579 shares of Common Stock representing 21.5% of the outstanding shares of Common Stock.

I. Advantage L.P.

(a) Amount beneficially owned: 447,292

(b) Percent of class: 1.1%

(c) Number of Common Shares as to which Advantage L.P. has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 447,292 (See Note 1.)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 447,292 (See Note 1.)

The shares owned by Advantage L.P. consist of (a) 245,046 shares of Common Stock, and (b) warrants issued by the Issuer (“Warrants”) exercisable for 202,246 shares of Common Stock. The Warrants became exercisable upon the closing of a merger transaction between the Issuer and Equity Broadcasting Corporation, which closed April 2, 2007.

II. Advantage Plus L.P.

(a) Amount beneficially owned: 473,028

(b) Percent of class: 1.2%

(c) Number of Common Shares as to which Advantage Plus L.P. has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 473,028 (See Note 1.)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 473,028 (See Note 1.)

The shares owned by Advantage Plus L.P. consist of (a) 285,922 shares of Common Stock, and (b) Warrants exercisable for 187,106 shares of Common Stock.

III. Advantage Ltd.

(a) Amount beneficially owned: 3,451,919

(b) Percent of class: 8.5%

(c) Number of Common Shares as to which Advantage Ltd. has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 3,451,919 (See Note 1.)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 3,451,919 (See Note 1.)

The shares owned by Advantage Ltd. consist of (a) 1,829,185 shares of Common Stock, and (b) Warrants exercisable for 1,622,734 shares of Common Stock.

IV. Advantage Plus Ltd.

(a) Amount beneficially owned: 4,361,179

(b) Percent of class: 10.7%

(c) Number of Common Shares as to which Advantage Plus Ltd. has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 4,361,179 (See Note 1.)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 4,361,179 (See Note 1.)

The shares owned by Advantage Plus Ltd. consist of (a) 2,584,225 shares of Common Stock, and (b) Warrants exercisable for 1,776,954 shares of Common Stock.

V. Paulson’s Separately Managed Accounts

(a) Amount beneficially owned: 454,161

(b) Percent of class: 1.2%

(c) Number of Common Shares as to which the separately managed accounts have:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 454,161 (See Note 1.)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 454,161 (See Note 1.)

The shares owned by Paulson’s Separately Managed Accounts consist of (a) 243,201 shares of Common Stock, and (b) Warrants exercisable for 210,960 shares of Common Stock.

Note 1: Each of Advantage L.P., Advantage Plus L.P., Advantage Ltd., Advantage Plus Ltd. and the Separately Managed Accounts may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares of Common Stock reported in this Schedule 13D with Paulson and John Paulson.

(c). A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days that were not previously disclosed on this Schedule 13D is attached as Appendix I.

(d). N/A

(e). N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 4, 2007

PAULSON & CO. INC.

By:	/s/ Michael Waldorf
Name:	Michael Waldorf
Title:	Senior Vice President

PAULSON ADVANTAGE, L.P.
By: Paulson Advisers LLC, general partner
By: Paulson & Co. Inc., managing member

By:	/s/ Michael Waldorf
Name:	Michael Waldorf
Title:	Senior Vice President

PAULSON ADVANTAGE PLUS, L.P.
By: Paulson Advisers LLC, general partner
By: Paulson & Co. Inc., managing member

By:	/s/ Michael Waldorf
Name:	Michael Waldorf
Title:	Senior Vice President

PAULSON ADVANTAGE LTD.
By: Paulson & Co. Inc., as Investment Manager

By:	/s/ Michael Waldorf
Name:	Michael Waldorf
Title:	Senior Vice President

PAULSON ADVANTAGE PLUS LTD.
By: Paulson & Co. Inc., as Investment Manager

By:	/s/ Michael Waldorf
Name:	Michael Waldorf
Title:	Senior Vice President

/s/ John Paulson
John Paulson

APPENDIX I

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

Paulson effected the below transactions on the open market during the past 60 days for the Reporting Person identified in the table below. No other transactions with respect to securities of the Issuer were effected by the Reporting Persons within the past sixty days.

Date	Fund	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
3/30/2007	1	10,617	$5.0513
3/30/2007	1	1,160	$5.0500
3/30/2007	3	168,518	$5.0513
3/30/2007	3	18,407	$5.0500
3/30/2007	5	3,965	$5.0513
3/30/2007	5	433	$5.0500

1 = Advantage L.P.

2 = Advantage Plus L.P.

3 = Advantage Ltd.

4 = Advantage Plus Ltd.

5 = Separately Managed Accounts